

March 3, 2022

Jing-Bin Chiang
Chief Executive Officer
J-Star Holding Co., Ltd.
7/F-1, No. 633, Sec. 2, Taiwan Blvd.
Xitun District, Taichung City 407
Taiwan (R.O.C.)

       Re: J-Star Holding Co., Ltd.
           Amendment No. 3 to Draft Registration Statement on Form F-1
           Submitted February 16, 2022
           CIK No. 0001875016

Dear Mr. Chiang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form F-1 submitted February 16, 2022

Cover Page

1.   Please revise the cover page to disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

Prospectus Summary, page 2

2.   We note your revised disclosure on page 6 in response to prior comment 2. Regarding the disclosure in the fourth and seventh bullet points on page 4 and in the second bullet point on page 5 about approval and permission, please disclose each permission or approval that you or your subsidiaries are required to obtain from PRC authorities *to operate your*

business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC or any other governmental agency that is required to approve operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals; (ii) *inadvertently conclude* that such permissions or approvals are not required; or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Risks Related to Conducting Operations in PRC, page 4

3. We note your response to prior comment 1. Please revise to provide cross-references to the more detailed discussion of each risk as opposed to a cross-reference to page 13.

Change in Registrant's Certifying Accountant, page 142

4. Please have Deloitte & Touche furnish a letter in accordance with Item 16F(a)(3) of Form 20-F and file as an exhibit.

You may contact Andi Carpenter, Staff Accountant, at 202-551-3645 or Kevin Stertzel, Senior Accountant, at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Geoff Kruczek, Senior Attorney, at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Lawrence S. Venick, Esq.